UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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07006630

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Glen Rauch Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
44 Wall Street, 20th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen Rauch **212-363-9760**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Glen Rauch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Glen Rauch Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public

ELEANOR GOUDREAU
Notary Public, State of New York
No. 01GO4825619
Qualified in New York County
Commission Expires April 30, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Registered Public Accounting Firm Supplementary Report on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Glen Rauch Securities, Inc.
(A wholly owned subsidiary of Valley National Bank)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

Glen Rauch Securities, Inc.

(A wholly-owned subsidiary of Valley National Bank)

Statement of Financial Condition

December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Glen Rauch Securities, Inc.

We have audited the accompanying statement of financial condition of Glen Rauch Securities, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Glen Rauch Securities, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2007

Glen Rauch Securities, Inc.
(A wholly-owned subsidiary of Valley National Bank)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 192,255
Securities owned, at market value	4,647,100
Goodwill	2,410,009
Other intangible asset (net of accumulated amortization of $470,023)	132,479
Premises and equipment (net of accumulated depreciation of $293,840)	53,434
Other assets	115,080
Total assets	$ 7,550,357
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing broker, net	$ 3,209,108
Accounts payable, accrued expenses, and other liabilities	256,309
	3,465,417
Stockholder's equity:	
Common stock (100 shares authorized, issued and outstanding; $1 par value)	100
Additional paid-in capital	4,212,592
Accumulated deficit	(127,752)
	4,084,940
Total liabilities and stockholder's equity	$ 7,550,357

See accompanying notes.

Glen Rauch Securities, Inc.
(A wholly-owned subsidiary of Valley National Bank)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Glen Rauch Securities, Inc. (the "Company"), a wholly-owned subsidiary of Valley National Bank (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is a full-service brokerage firm engaged primarily in the retail and institutional brokerage business.

The Company clears its securities transactions on a fully disclosed basis through Bear Stearns Clearing Corporation (the "clearing broker").

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Owned

Securities transactions are recorded on a trade date basis. Securities owned are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

2. Summary of Significant Accounting Policies (continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and are recorded on the statement of financial condition. Furniture is the primary component of premises and equipment, constituting $38,584, net of $110,747 of accumulated depreciation, of the fixed asset balance on the statement of financial condition. Generally, these assets have useful lives ranging from one to ten years and are depreciated using the straight-line method over their useful lives. Major leasehold improvements are capitalized and amortized over the life of the lease or the life of the improvement, whichever is shorter, while repairs and maintenance costs are charged to operations as incurred.

Goodwill and Other intangible Asset

The Company reviews goodwill for impairment at least annually or more frequently as circumstances indicate. Other intangible asset is a covenant not to compete that is amortized on a straight-line basis over its estimated useful life of five years. The intangible asset will be fully amortized in February 2008. Other intangible assets are subject to impairment testing if events or circumstances indicate a possible inability to realize the carrying amount. No impairment exists at December 31, 2006.

3. Payable to Clearing Broker, net

Payable to clearing broker is the amount due to the clearing broker for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing broker. The Company can borrow on an uncommitted basis against its proprietary inventory positions held with the clearing broker, subject to collateral maintenance requirements. The interest rate for short-term financing ranged from 3.75 to 5.75% for the year ended December 31, 2006. Receivables from clearing broker, which include deposits with the clearing broker and interest and commissions receivable, are netted with payables to clearing broker on the statement of financial condition.

3. Payable to Clearing Broker, net (continued)

At December 31, 2006, amounts receivable from and payable to the clearing broker consists of the following:

	Receivable from clearing broker	Payable to clearing broker	Net payable to clearing broker
Deposit with clearing broker	$ 169,332	$ –	$ 169,332
Due to clearing broker	–	(3,446,573)	(3,446,573)
Commissions receivable	9,742	–	9,742
Interest receivable/payable	58,391	–	58,391
	$ 237,465	$(3,446,573)	$(3,209,108)

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company conducts substantially all of its principal trading activities through the clearing broker, which is based in the New York metropolitan area. At December 31, 2006, all marketable principal security positions were in the possession or control of its correspondent clearing broker. Significant credit exposure may result in the event that the Company's correspondent clearing broker is unable to fulfill its contractual obligations.

4. Securities Owned, at market value

At December 31, 2006, securities owned at market value are comprised of state and municipal obligations.

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Glen Rauch Securities, Inc.
(A wholly-owned subsidiary of Valley National Bank)

Notes to Statement of Financial Condition (continued)

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. State and local taxes have been provided for in these financial statements on separate entity income at the apportioned tax rate of the Parent.

The Company's income tax benefit is computed in accordance with a tax sharing agreement between the Parent and the Company. The income tax benefit is different than that calculated by applying the statutory federal income tax rate principally due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, deferred tax liabilities of $121,347, relating to depreciation of fixed assets and amortization of goodwill and intangibles, are included in other liabilities at December 31, 2006. Deferred tax assets of $20,271, relating to net operating loss carry-forwards, are included in other assets at December 31, 2006. The Company believes they will be able to fully realize the deferred tax assets in future periods. These net operating losses expire in 2026. Net tax receivables from the Parent totaling $59,631 are included in other assets at December 31, 2006.

6. Employee Benefits

The Company's employees participate in the Parent's non-contributory defined benefit pension plan. The Company records its allocated share of the Parent's pension expense.

The Parent has a 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plan at its discretion, based on its profits for the year.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements in accordance with the aggregate indebtedness method of this rule, which requires that the Company maintain minimum net capital of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of approximately $1,140,703 which was $1,040,703 in excess of the required net capital of $100,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2006.

8. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments are as follows:

2007	$ 116,662
2008	116,662
2009	116,662
2010	125,636
2011	125,636
Thereafter	376,908
	$ 978,166

8. Commitments and Contingencies (continued)

The Company applies the provisions of the Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for its customers that are cleared and settled by its clearing broker. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer accounts are typically collateralized by securities owned by the customers, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Unsettled trades at December 31, 2006 were settled without any losses. At December 31, 2006, no amounts were recorded under such agreement as no loss exists.

9. Related Party Transactions

The Company currently maintains two checking accounts with the Parent, which had balances totaling $104,807 at December 31, 2006.

The Parent provides certain services to the Company, including accounting, tax, payroll, legal, internal audit and other administrative support.

10. Fair Value

Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities are carried at contracted amounts approximating fair value


END